UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14493

dated October 18, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Traslation of Registrant's Name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo - SP - Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 - N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ MARIA PAULA DE ALMEIDA MARTINS CANAIS
Maria Paula de Almeida Martins Canais Investor Relations Officer

Date: October 18, 2002

FORWARD-LOOKING STATEMENTS

        This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of TELESP CELULAR are merely projections and, as such, are based exclusively on the expectations of TELESP CELULAR management concerning the future of the business and our continued access to capital to fund our business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, the industry and that of the international markets and other risks disclosed herein and in our filed disclosure documents and are, therefore, subject to change without prior notice.
TELESP CELULAR PARTICIPAÇÕES S.A.

Publicly-held Company
CVM n.1771-0
C.N.P.J. n.02.558.074/0001-73
N.I.R.E. 35.300.158.792

RELEVANT NOTICE

Telesp Celular Participacoes S.A. hereby informs that its controlling shareholder Portugal Telecom, SGPS, S.A. has published on October 18, 2002 a Relevant Notice, which is fully reproduced below:

“RELEVANT NOTICE

PORTUGAL TELECOM AND TELEFONICA CREATE SOUTH AMERICA'S LARGEST MOBILE OPERATOR IN BRAZIL

  The two groups have created a joint venture which incorporates 100% of their shareholdings in Brazilian mobile telephone companies.

  The joint venture has close to 13 million customers, in regions which have a potential market of over 94 million inhabitants. It will have a market share of over 60% in the regions in which it operates, which account for more than 70% of Brazil’s total GDP.

  The joint venture will achieve significant synergies, which should far outweigh the costs of migrating from the current cellular concessions to PCS authorizations (SMP), thanks to the exploitation of economies of scale and the combined leadership of the two groups in Brazil’s cellular market.

  The holding company will be owned all 50% by each of the groups, and a joint management team has already been put in place.

Lisbon, Madrid, October 18, 2002 – Portugal Telecom, SGPS, S.A. (“PT”) (NYSE: PT; BVL: PTCO.IN) and Telefónica Móviles, a subsidiary of the Telefónica Group, today announced the constitution of a joint venture which will hold 100% of the shareholdings of both groups in mobile phone companies in Brazil, having complied with Brazilian regulatory norms.

The company will be Brazil’s, as well as South America’s, largest cellular operator, with close to 13 million customers (of which 3.5 million are contract customers) and a potential market of more than 94 million people.

The holding company, which will be jointly managed by Telefónica Móviles and Portugal Telecom, will have a solid capital structure and will record positive net earnings and cash generation growth from the beginning.

Miguel Horta e Costa, Chief Executive Officer of PT, said “We have now created a company that, with 13 million subscribers, is the leading operator in Brazil and has a strong and sustainable lead in all the major states. The new Company will generate operating free cash flow from launch and the ability to derive substantial synergies that will generate further value for its shareholders.”

According to César Alierta, President of Telefónica, “The new joint venture company starts out from a position of undisputed leadership in the Brazilian mobile phone market. The formula for creating it, by the integration of 100% of the mobile assets of PT and Telefónica in the country, is the best way to achieve the goal of creating maximum shareholder value. The decision was taken after an analysis of the legislation regarding new authorizations for mobile telephony in Brazil, which will lead the new company to implement the migration of the current cellular concessions to the new SMP authorizations.”

The joint venture will obtain significant synergies from the considerable economies of scale derived from its size, from the application of the two groups’ best practices and by leveraging Portugal Telecom’s and Telefónica Móviles’s combined commercial leadership position in Brazil. Both groups are pioneers in Brazil’s cellular market in using the latest technological developments to offer their customers the best range of voice products and services, mobile data transmission and mobile internet access.

The holding company expects to obtain synergies which will be significantly greater than the costs and investments derived from migrating from the current cellular concessions (SMC) to PCS authorizations (SMP).

The combined company’s solid customer base, its leadership in the markets where it operates, and the strength of its balance sheet (following the success of Telesp Celular Participaçoes’ recent rights issue) reinforce Portugal Telecom’s and Telefónica Móviles’ positions at the head of mobile telephone development in the Brazilian market, both now and in future.

The joint venture will operate in areas which provide more than 70% of Brazil’s total GDP, and where it commands more than a 60% market share. The new company will combine Portugal Telecom’s and Telefónica Móviles’ assets in Telesp Celular (Sao Paulo), Global Telecom (Santa Catarina and Paraná), Tele Sudeste Celular (Río de Janeiro and Espírito Santo), Celular CRT (Rio Grande do Sul) and Tele Leste Celular (Bahía and Sergipe).

The holding company will be owned all 50% by each of the groups, and a joint management team has already been put in place.

The constitution of the new company is an expression of both groups’ confidence in the Brazilian economy in general and in the telecommunications sector in particular.

In line with the general agreements for the creation of the joint venture and for the rights issue of Telesp Celular Participaçoes, Telefónica Móviles takes a 14.68% stake in Telesp Celular Participaçoes, under the same conditions as were applied in the recent rights issue, for a cost of Euro 200 million.

The completion of this process regarding the constitution of the joint venture is now pending regulatory approval from the Brazilian authorities (ANATEL)".

This information is also available at http://www.telespcelular.com.br

São Paulo, October 18, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.

Maria Paula de Almeida Martins Canais
Investor Relations Officer